UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”) excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, 333-275111 and 333-281684), the Company’s registration statement on Form F-3ASR (File No. 333-289006), and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1 and 99.2 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Company Announcements

On June 3, 2026, Alvotech issued a press release to announce that the meeting minutes and voting results of Alvotech’s 2026 Annual General Meeting will be published on the Company’s special web portal for the 2026 Annual General Meeting at https://investors.alvotech.com. A copy of the Press Release is furnished herewith as exhibit 99.1.

On June 4, 2026, Alvotech issued a press release to announce the resubmission to the U.S. Food and Drug Administration (FDA) of U.S. Biologics License Applications (BLAs) for AVT05, a proposed biosimilar to Simponi® and Simponi Aria® (golimumab), and AVT06, a proposed biosimilar to Eylea® (aflibercept) 2 mg. A copy of the Press Release is furnished herewith as exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated June 3, 2026
99.2	Press Release dated June 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: June 4, 2026	/s/ Tanya Zharov
Tanya Zharov
General Counsel